3:15 57%

Top Free | Top Grossing | Trending | Top Paid

4.5★

32 Lowe's
Lowe's Companies, Inc.
4.5★

33 GOAT - Sneakers & Designer Fashion
GOAT
Editors' Choice

34 Poshmark - Buy & Sell Fashion
Poshmark, Inc
4.2★

35 Idle - Rent Any Thing - Earn Any Time
Idle LLC
4.2★ Installed

36 DHgate - online wholesale stores
dhgate.com
4.0★ Installed

37 Safeway Delivery & Pick Up
Albertsons Companies, Inc.
3.9★

38 Rakuten Ebates - Cash Back, Coupons & Promo ...
Rakuten Rewards
Editors' Choice

39 Shop Samsung
Samsung Electronics Co. Ltd
4.7★

40 Etsy: Handmade & Vintage Goods
Etsy, Inc
Editors' Choice

41 BJ's Wholesale Club
BJ's Wholesale Club
4.6★